FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

 16 January 2009

ABBEY AND ALLIANCE & LEICESTER MANAGEMENT CHANGES

Abbey National plc (“Abbey”) and Alliance & Leicester plc (“A&L”) have announced the following changes to an Executive Director’s responsibilities. Alison Brittain, Executive Director, has been appointed to take responsibility for A&L Retail Distribution including its 254 branch network and telephone distribution channel. This will be in addition to her current executive responsibilities for Abbey and Bradford & Bingley (“B&B”) Retail Distribution.

The decision accelerates the integration process and follows A&L’s current Director of Retail Distribution Chris Rhodes’ decision to leave the business. Chris will remain with A&L until March 2009 in order to ensure a smooth handover. There are no current plans to merge A&L’s Retail Distribution channels with Abbey and B&B branch and telephone distribution network.

The changes will be effective immediately and are subject to FSA approval.

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 9 January 2009	By / s / Scott Linsley (Authorised Signatory)